EXHIBIT 12.1

HCPI

RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	YTD 2003	2002	2001	2000	1999	1998
RATIO OF EARNINGS TO FIXED CHARGES
Fixed Charges:
Interest Expense and Debt Amortization:	67,748	77,891	78,489	86,747	58,458	37,836
Unconsolidated Partnerships’ Fixed Charges Related to Guaranteed Debt	583	864	1,141	928	828	1,554
Rental Expense	130	164	152	138	119	111
Capitalized Interest	464	1,323	243	514	1,223	1,800

Fixed Charges	68,925	80,242	80,025	88,327	60,628	41,301

Earnings:
Pretax Income from Continuing Operations before Minority Interest and Income from Equity Investees	121,829	149,751	125,997	121,266	81,415	71,800
Add Back Fixed Charges	68,925	80,242	80,025	88,327	60,628	41,301
Add Distributed Income from Equity Investees	2,061	1,023	944	1,412	2,501	2,110
Add Losses from Equity Investees for which charges arising from guarantees are included in fixed charges	(411)	(348)	(467)	(884)	(425)	(24)
Less Capitalized Interest	(464)	(1,323)	(243)	(514)	(1,223)	(1,800)
Less Minority Interest from Subsidiaries without Fixed Charges	(2,424)	(3,072)	(3,109)	(3,441)	(401)	(594)

Total	189,516	226,273	203,147	206,166	142,495	112,793

Ratio of Earnings to Fixed Charges	2.75	2.82	2.54	2.33	2.35	2.73

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Fixed Charges:
Interest Expense and Debt Amortization:	67,748	77,891	78,489	86,747	58,458	37,836
Unconsolidated Partnerships’ Fixed Charges Related to Guaranteed Debt	583	864	1,141	928	828	1,554
Preferred Stock Dividend	33,773	24,900	24,900	24,900	17,775	8,532
Rental Expense	130	164	152	138	119	111
Capitalized Interest	464	1,323	243	514	1,223	1,800

Fixed Charges	102,698	105,142	104,925	113,227	78,403	49,833

Earnings (see above)	189,516	226,273	203,147	206,166	142,495	112,793

Ratio of Earnings to Fixed Charges	1.85	2.15	1.94	1.82	1.82	2.26